190 East Capitol Street, Suite 800 (39201) P.O. Box 427 Jackson, Mississippi 39205-0427 601-949-4900 Fax 601-949-4804 www.joneswalker.com

Dietrich A. King

Jessica Livingston

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	The First Bancshares, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 25, 2016
File No. 000-22507

Dear Mr. King:

We submit this letter on behalf of our client, The First Bancshares, Inc. (the “Company”), in response to the comment letter dated November 10, 2016 (“Comment Letter”) from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, File No. 000-22507 (the “Preliminary Proxy Statement”). This letter and the Company’s Amendment No. 1 (“Amendment No. 1”) to the Preliminary Proxy Statement are being filed with the SEC electronically via EDGAR.

In this letter, we have reproduced the comments from the Comment Letter in italicized, boldface type and followed each comment with the Company’s response.

Proposal 1

Approval of the Issuance of Shares of Common Stock upon the Conversion of the Company’s Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series, E, page 4

1.	We note that the issuance of common stock upon conversion of the Series E preferred stock seems intended, in part, to facilitate your acquisition of Iberville Bank by using the proceeds of the Series E private placement to fund it. The use of proceeds implicates Note A to Schedule 14A, which in turn implicates Item 14 of Schedule 14A if there will be no separate opportunity for shareholders to vote on the acquisition. Please revise your disclosure to provide all of the information required by Item 14 of Schedule 14A with respect to the Iberville transaction or tell us why you believe it is not required. In this regard, we note you have not provided the information required by Items 14(b)(1), (b)(2), (b)(3), (b)(4), (b)(5), (b)(6) and (b)(7). Please refer to Item 14 and Note A of Schedule 14A.

Mr. Dietrich King Ms. Jessica Livingston Securities and Exchange Commission

Prior to submitting its Preliminary Proxy Statement, the Company reviewed the instructions in Note A to Schedule 14A to determine whether Item 14 of Schedule 14A was implicated by the matter as to which stockholder approval is being solicited. As discussed below, the Company’s position is that Item 14 is inapplicable because the information called for therein is not material to the stockholders in connection with their voting decision.

Note A to Schedule 14A states that “[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants' security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis added)

Unlike the underlined portion of Note A in the preceding paragraph, the Company’s stockholders are not being asked to approve the issuance of securities for the purpose of acquiring another company. There is only one matter that is before the Company’s stockholders – a request that the holders of the Company’s common stock approve the issuance of additional shares of common stock to allow for the mandatory conversion of currently outstanding shares of the Company’s Mandatorily Convertible Non-Cumulative Non-Voting Perpetual Preferred Stock, Series E (“Preferred Stock”), that were issued on October 14, 2016. This vote is required by Rule 5635(d) of the Nasdaq Listing Rules because the number of shares to be issued upon conversion would exceed 20% of the currently outstanding Company’s common stock.

This matter before the Company’s stockholders stands on its own. The vote of the Company’s shareholders on the common stock issuance is independent of, and will neither have any bearing on, nor facilitate, the acquisition of Iberville Bank. This is because the Company is already contractually obligated to purchase Iberville Bank from its holding company regardless of whether stockholder approval of the issuance of the underlying common stock is received. To be more specific, the common stock that would be issued if shareholder approval is obtained will not be “used to acquire another specified company” as cited in Note A. The Company’s shareholders are essentially being asked to decide whether they would prefer for the Company to continue to have outstanding Preferred Stock that is senior to the common stock as to liquidation and dividends, or whether they would prefer to replace the outstanding Preferred Stock by its mandatory conversion into shares of common stock that the stockholders authorize.

Mr. Dietrich King Ms. Jessica Livingston Securities and Exchange Commission

As disclosed in the Preliminary Proxy Statement, the Preferred Stock was issued in a private placement that raised cash to, among other things, facilitate the acquisition of Iberville. Under the Company’s charter and state law, the Board had the unfettered discretion to issue the Preferred Stock without shareholder involvement. The Company’s shareholders neither have the legal right to unwind the Preferred Stock issuance nor to vote upon the Iberville Bank acquisition. The only issue before the Company’s stockholders is whether to render the necessary approval of the common stock issuance that would trigger the mandatory conversion of the Preferred Stock into common stock. That the Company intends to use such proceeds from the previous issuance of the Preferred Stock to fund the acquisition of Iberville Bank is a wholly-separate question from whether the Preferred Shares should be converted into common stock. The Preferred Stock purchasers were informed of the use of their funds in the private placement transaction at the time of their investment. .

Finally, the Company’s position is that the information required by Item 14 of Schedule 14A is inapplicable. Such information may well cause confusion to the Company’s shareholders by suggesting that the Company is asking for their vote,, in part, to approve or disapprove of the Iberville Bank transaction. Item 14(a) of Schedule 14A, Applicability, lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, (1) A merger or consolidation; (2) An acquisition of securities of another person; (3) An acquisition of any other going business or the assets of a going business; (4) A sale or other transfer of all or any substantial part of assets; or (5) A liquidation or dissolution. At the proposed shareholder meeting, no action is to be taken with respect of any such matter. As discussed above, a vote of the shareholders to either acquire Iberville Bank through a stock purchase, or to fund the acquisition through the issuance of Preferred Stock, is a matter left totally to the discretion of the Board of Directors under state law and the Company’s charter. It would be wholly inappropriate to attempt to pre-empt the power of the Board by requiring disclosure under Item 14 to create a misleading impression among the Company’s common stockholders that a vote against the common stock issuance is tantamount to a vote against the acquisition.

Mr. Dietrich King Ms. Jessica Livingston Securities and Exchange Commission

We do intend, however, to augment our disclosure through the inclusion of pro forma financial information that compares the effects of the issuance of the Preferred Stock against the impact of converting the Preferred Stock into the additional shares of common stock as to which stockholder approval is being requested. With that supplemental information, we believe the Company will have provided to the common stockholders all of the information that is pertinent and material to their consideration of whether to vote to approve the issuance of the common stock that would trigger the mandatory conversion of the previously issued Preferred Stock. That information, at its core, compares for the stockholders the consequences of voting against the issuance and thus being subject to continuing subordination of their interests to the holders of the Preferred Stock as to liquidation and dividends against the consequences of share dilution if the approval is granted. Any additional information is neither required nor material.

Financial Statements and Related Information

Financial Statements, page 11

2.	Please include the information required by Item 13(a) of Schedule 14A, as required by Item 11(e) of Schedule 14A, for the common stock being issued in connection with the contemplated transactions or tell us why you believe it is not material. This information may not be incorporated by reference pursuant to Item 13(b)(1), as the company does not appear to be S-3 eligible.

Pursuant to Instruction 1 to Item 13, the Company initially determined that the information required by Item 13(a) of Schedule 14A was “not material for the exercise of prudent judgment in regard to the matter to be acted upon.” Although it did not believe such information was required, as a courtesy to its shareholders the Company provided certain information in the Proxy Statement so that its shareholders could find such information about the Company if they so choose. However, to avoid any confusion, the Company has revised its Preliminary Proxy Statement in Amendment No. 1 to include all information required under Item 13(a).

If you have any questions or comments, please contact me at (601) 949-4631.

Sincerely,

/s/ Neal Wise
Neal C. Wise
(Attorney for the Company)

cc:	Donna T. (Dee Dee) Lowery, Chief Financial Officer of the Company
M. Ray (Hoppy) Cole, Jr., President & Chief Executive Officer of the Company
Curtis R. Hearn, Jones Walker LLP